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                           June 18, 2024

       Cong Shi
       Director
       Helport AI Limited
       9 Temasek Boulevard #07-00, Suntec Tower Two
       Singapore 038989

                                                        Re: Helport AI Limited
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed June 13, 2024
                                                            File No. 333-276940

       Dear Cong Shi:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 4, 2024 letter.

       Amendment No. 3 to Registration Statement on Form F-4

       Summary of the Material Terms of the Business Combination
       Related Agreements, page 21

   1. You state here that on June 12, 2024, you entered into the June Amended Lock-Up
                                                        Agreements with two
additional Helport Convertible Noteholders. However, on page 108 you refer to entering
into a June Amended Lock-Up Agreement on June 4, 2024. Please
                                                        explain or revise. In
addition, revise your Recent Development disclosures on pages 163 and 173 to include a
discussion of these new Agreements.
 Cong Shi
FirstName
Helport AI LastNameCong Shi
           Limited
Comapany
June       NameHelport AI Limited
     18, 2024
June 18,
Page 2 2024 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Statements
Unaudited Pro Forma Condensed Balance Sheet Adjustments, page 154

2. We note your revised disclosure in pro forma adjustment (3) indicating that you have received $4,889,074 in cash for the $6,039,074 in convertible promissory notes issued to date, and you expect to receive the remaining cash in June, 2024. Please explain why you have not yet received the funds for certain of the notes and clarify whether the lenders have a contractual obligation to provide such funds and if so, by when.
         Alternatively, tell us how you determined it is appropriate to assume the receipt of all funds in your pro forma financial statements.
3. We note your revised disclosures in response to prior comment 3. Please also revise your disclosures on pages 162, 173, F-56 and F-85 to clarify that the lines of credit have been granted and therefore any Lock-up Securities held by Stony Holdings Limited and Hades
         Capital are now subject to release.
Helport Limited - Notes to Unaudited Condensed Combined Financial Statements
Note 10 - Subsequent Event, page F-30

4. We note your revised disclosures in response to prior comment 5 where you disclose the date through which you evaluated subsequent events. Please revise to disclose whether this was the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1(b).
       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Matthew Derby at 202-551-3334 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Ying Li